November 18, 2002

Dear Stock Option Holder:

Thank you for participating in the company’s recent offer to exchange outstanding options having an exercise price greater than $12.25 per share (the “Options”) for new options to be granted under the company’s 1997 Stock Option and Incentive Plan (the “New Options”), as described in the documents distributed to you on October 8 and November 6, 2002 (the “Offer”).

I am pleased to report that promptly following the expiration of the Offer, which was midnight on November 13, 2002, we accepted for exchange and canceled a total of 1,185,513 stock options. Attachment A to this letter lists the Options that we accepted for exchange and canceled on your behalf pursuant to your instructions.

In accordance with the terms of the Offer, you are now entitled to receive a new grant of options equal to a percentage of the number of Options tendered by you. The specific number of New Options you are entitled to is also set forth on Attachment A.

We expect to grant the New Options on May 15, 2003 at an exercise price equal to the closing price of our common stock on that date. The New Options will vest in three equal installments, with the first installment vesting on the grant date, the second installment vesting on the fifteenth (15th) month anniversary of the grant date, and the third installment vesting on the thirty-sixth (36th) anniversary of the grant date. At the time of the grant, you will receive a new option agreement executed by the company that sets forth the terms of your new grant.

Please remember that you must continue to be an employee of the company from the date on which you tendered your options through and including the date on which the New Options are granted. If you do not remain an employee, you will not receive New Options or any other consideration for the Options tendered and canceled.

Again, I would like to thank you for participating in the Offer and for your continuing efforts on behalf of the company. Should you have any questions regarding the Offer or your stock options, please call Kathleen Guerere at (703) 406-5505 or Emily Bushey at (703) 406-5960.

Sincerely,

/s/ David W. Thompson

David W. Thompson
Chairman and Chief Executive Officer

Attachment

Attachment A

No. of Option Shares Tendered	No. of New Option Shares